

April 2, 2013

Via E-mail
Alfred E. Abiouness
Chief Executive Officer
Cotton Bay Holdings, Inc.
1314 East Las Olas Boulevard, Suite #1034
Fort Lauderdale, FL 33301

> **Re: Cotton Bay Holdings, Inc.**
> **Form 8-K/A**
> **Filed April 1, 2013**
> **File No. 0-51413**

Dear Mr. Abiouness:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

(a) Dismissal of Independent Registered Public Accounting Firm

1. We note the revisions to your disclosure in response to comment one in our letter dated March 12, 2013. Paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K requires you to disclose whether there were any disagreements with a former auditor and/or reportable events during the two most recent fiscal years and any subsequent interim period preceding the date of resignation of a former accountant, and if so, to describe such disagreements and reportable events, among other information. Also, the letter dated March 6, 2013 from your former accountant addressed to the Commission filed as an exhibit stated that your former accountant agreed with the statements contained in Item 4.01 insofar as they relate to the former accountant, and was not a representation to the Commission that there were no disagreements or reportable events during the two most recent years and subsequent interim periods preceding the resignation of the former accountant. As such, please:

- remove the disclosure at the beginning of the second paragraph that Lake and Associates represented through its March 6, 2013 letter addressed to the Commission attached as Exhibit No. 16.1 to Form 8-K filed March 11, 2011 and replace such disclosure with a statement, if true, that during the two most recent fiscal years and subsequent interim periods preceding such resignation on March 6, 2013, that there were no (1) disagreements with Lake & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Lake & Associates, would have caused Lake & Associates to make a reference to the subject matter of the disagreements in connection with its reports, or (2) reportable events as such term is defined in Item 304(a)(1)(v) of Regulation S-K or provide the required disclosures regarding disagreements and/or reportable events; and

- revise the last sentence in the second paragraph to state that (i) you provided Lake & Associates with a copy of the disclosures you are making in response to Item 304(a) and requested Lake & Associates to furnish a letter addressed to the Commission stating whether it agrees with the statements made by you in response to Item 304 of Regulation S-K and, if not, stating the respects in which it does not agree, (ii) Lake & Associates has not, as of the date of the filing, agreed to submit an updated letter, and (iii) in the event Lake & Associates agrees to submit such a letter, you will amend the filing accordingly.

2. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief